July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street NE
Washington, DC 20549

Re: Pool Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
Form 8-K Furnished April 22, 2021
File No. 000-26640

Ladies and Gentlemen:

This letter is respectfully submitted in response to the comments received from the Commission on June 29, 2021, with respect to the above-listed documents. In order to expedite the Staff’s review of our responses, we have reproduced the full text of each of the Staff’s comments, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2020

Item 7. Management’s Discussion and Analysis
Financial Results, page 25

Comment:

1.We note that you discuss “adjusted operating expenses” here and throughout your filing. It appears based on your discussion that “adjusted operating expenses” is a non-GAAP measure. Please revise to provide a description of this measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:

When providing the disclosure in the Form 10-K on pages 25 and 36, we were primarily trying to convey in narrative discussion the key drivers of changes in year-over-year selling and administrative expenses. Our 2020 impairment charges and performance-based compensation cited in our disclosure relate to factors outside of our recurring selling and administrative expenses. Although we used the term “adjusted operating expenses,” in connection with disclosing the percentage increase in those expenses, we neither disclosed a quantitative figure nor intended for this item to be used as a separate performance measure. Nonetheless, we acknowledge the Staff’s comment and will revise our description in future filings to exclude the word “adjusted.” Such comments would read as follows.

Page 25:
Selling and administrative expenses (operating expenses) increased 14%, or $83.2 million, to $666.9 million in 2020, up from $583.7 million in 2019, with base business operating expenses up 12% over 2019. The increase in operating expenses primarily reflects a $43.9 million increase in performance-based compensation from $24.3 million in 2019 to $68.2 million in 2020 and expenses of $16.9 million from recently acquired businesses. Without the impact of $6.9 million of impairment charges we recorded in the first quarter of 2020 and performance-based compensation in both periods, operating expenses increased 6%, reflecting growth-driven labor and freight expenses and greater facility-related costs partially offset by lower discretionary spending.

Page 36:
Without the impact of impairment charges and performance-based compensation in both periods, operating expenses were up 6%, reflecting growth-driven labor and freight expenses and greater facility-related costs partially offset by lower discretionary spending. As a result of strong expense control and our ability to leverage our existing network, operating expenses as a percentage of net sales declined 130 basis points, contributing to the 110 basis point expansion in our operating margin for the year.

Results of Operations
Net Sales, page 35

Comment:

2.We note your discussion of the factors that benefited your sales growth. These factors appear to focus on sales growth and demand factors resulting from your pool-related offerings. We also noted in your earnings call on February 11, 2021 a discussion of the 9% year-over-year growth for your “green business”. To the extent that multiple factors, such as factors related to your landscape and irrigation offerings, impact your results, please provide a discussion of all relevant material factors. Refer to section III.B of SEC Release No. 33-8350 for guidance.

Response:

In our discussion of sales growth within Management’s Discussion and Analysis (MD&A), we focus our explanations on significant drivers of revenue growth for the reporting period. We include a discussion of relevant factors that impact our sales growth based on magnitude and in a level of detail that we believe enables investors to meaningfully understand our results.

We acknowledge the Staff’s comment that we addressed Horizon’s 2020 sales growth on our February 11, 2021 earnings call. However, as Horizon comprised approximately 8% of our consolidated revenue in 2020, its sales growth did not significantly contribute to our consolidated revenue for the period. We will continue to evaluate disclosures for any relevant material factors for future performance periods.

Reconciliation of Non-GAAP Financial Measures, page 37

Comment:

3.We note your disclosure that “adjusted net income” and “adjusted diluted EPS” are useful to investors in assessing year-over-year performance. Please provide a more substantive explanation on the usefulness of these measures. Additionally, your statement on the usefulness of “adjusted diluted EPS” differs from your statement on the usefulness of the measure in your earnings release in the Form 8-K furnished on February 11, 2021. Please revise accordingly.

Response:

We acknowledge the Staff’s comment and will conform the disclosure in future filings. Our proposed revision to the Reconciliation of Non-GAAP Financial Measures under Results of Operations within MD&A in our Form 10-K is included below for your reference.

Reconciliation of Non-GAAP Financial Measures

Adjusted Income Statement Information

We have included adjusted net income and adjusted diluted EPS, which are non-GAAP financial measures, as supplemental disclosures, because we believe these measures are useful to investors and others in assessing our year-over-year operating performance.

Adjusted net income and adjusted diluted EPS are key measures used by management to demonstrate the impact of our non-cash and non-recurring charges and to provide investors and others with additional information about our potential future operating performance to supplement GAAP measures.

We believe these measures should be considered in addition to, not as a substitute for, net income and diluted EPS presented in accordance with GAAP, respectively, and in the context of our other disclosures included within this Form 10-K. Other companies may calculate these non-GAAP financial measures differently than we do, which may limit their usefulness as comparative measures.

The table below presents a reconciliation of net income to adjusted net income.

(Unaudited)	Year Ended
(in thousands)	December 31,
2020
Net income	$366,738
Impairment of goodwill and other assets	6,944
Tax impact on impairment of long-term note (1)	(654)
Adjusted net income	$373,028

(1)As described in our First Quarter 2020 Quarterly Report on Form 10-Q, our effective tax rate at March 31, 2020 was a 0.1% benefit. Excluding impairment from goodwill and intangibles and tax benefits from ASU 2016-09 recorded in the first quarter of 2020, our effective tax rate for the first quarter of 2020 was 25.4%, which we used to calculate the tax impact related to the $2.5 million long-term note impairment.

The table below presents a reconciliation of diluted EPS to adjusted diluted EPS.

(Unaudited)	Year Ended
	December 31,
	2020	2019
Diluted EPS	$8.97	$6.40
After-tax non-cash impairment charges	0.15	—
Adjusted diluted EPS excluding after-tax non-cash impairment charges	9.12	6.40
ASU 2016-09 tax benefit	0.70	0.57
Adjusted diluted EPS excluding after-tax non-cash impairment charges and tax benefit	$8.42	$5.83

Note 1 – Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 55

Comment:

4.Please tell us your consideration of providing disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 5 of different types of customers, as well discussion on page 35 of the differing economics for customers that service commercial installation, as compared to those who service retail customers. We also note your disclosure on page 19 of the various types of service centers, including the differing nature of the products being offered and their differing annual growth rates, specifically pool-related offerings as compared to irrigation and landscaping offerings.

Response:

We reference different types of customers and products in the description of our business within Item 1 on p. 5. We reference our sales centers to summarize our principal physical properties within Item 2 on p. 19. For Item 7 – MD&A on p. 35, we reference products and customers to provide explanations for our sales growth. For the purpose of disclosures under ASC 606-10-50-5 and 55-89 through 55-91, we consider our distribution of products to represent one reportable revenue stream.

Our contractual obligations and revenue recognition policies are the same across all customer and product types. We recognize revenue when our customers take control of our products as described in our accounting policy note. Our customers share similar characteristics and purchase products across all categories. We distribute similar products across geographies to customers who operate in the outdoor living market, many of which serve retail, service and construction spaces simultaneously. Products can be sold to the same customer for different purposes, whether to be used in residential or commercial projects. Due to these factors, the nature, amount, timing and uncertainty of revenue and cash flows is similar across all customer and product types, and disaggregated information related to our revenue recognition is not applicable under ASC 606.

Form 8-K Furnished April 22, 2021

Exhibit 99.1
Addendum
Adjusted EBITDA, page 7

Comment:

5.We note your non-GAAP presentation and reconciliations of Adjusted EBITDA, and have the following comments:
•In reconciling your non-GAAP measure of “Adjusted EBITDA” to the comparable GAAP measure, please begin the reconciliation with the GAAP measure for equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on “Non-GAAP Financial Measures” (C&DI’s) for guidance.
•You disclose that “Adjusted EBITDA” is provided as a non-GAAP liquidity measure; however, we note discussion of the measure follows a discussion on net income, indicating its use as a performance measure. Please advise.
•If you view “Adjusted EBITDA” as a liquidity measure, please tell us why you have provided a reconciliation from net income, a performance measure.
•If you view “Adjusted EBITDA” as a liquidity measure, please include all three major categories of the statement of cash flows with your presentation pursuant to Question 102.06 of the C&DI’s.

Response:

In referring to Adjusted EBITDA in our future filings, we will begin with a reconciliation of Net Income (Loss), the appropriate GAAP measure, to Adjusted EBITDA in compliance with the guidance presented in Item 10(e)(1)(i)(A) of Regulation S-K and C&DI 102.10. Additionally, we concluded upon further review that “Adjusted EBITDA” as presented in our SEC filings is utilized as a performance measure. In future filings, we will remove references to Adjusted EBITDA as a liquidity measure along with the reconciliation of Adjusted EBITDA to cash flows from operating activities. We will revise future periodic filings, earnings releases and supplemental information as shown below.

Adjusted EBITDA

We define Adjusted EBITDA as net income or net loss plus interest and other non-operating expense, income taxes, depreciation, amortization, share-based compensation, goodwill and other non-cash impairments and equity earnings or losses in unconsolidated investments. Other companies may calculate Adjusted EBITDA differently than we do, which may limit its usefulness as a comparative measure.

Adjusted EBITDA is not a measure of performance as determined by generally accepted accounting principles (GAAP). We believe Adjusted EBITDA should be considered in addition to, not as a substitute for, operating income or loss, net income or loss, cash flows provided by or used in operating, investing and financing activities or other income statement or cash flow statement line items reported in accordance with GAAP.

We have included Adjusted EBITDA as a supplemental disclosure, because we believe that it is widely used by our investors, industry analysts and others as a useful supplemental performance measure. We believe that Adjusted EBITDA, when viewed with our GAAP results and the accompanying reconciliations, provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay taxes and fund capital expenditures.

The table below presents a reconciliation of net income to Adjusted EBITDA.

(Unaudited)	Year Ended December 31,
(in thousands)	2020	2019

Net income	$366,738	$261,575
Add:
Interest and other non-operating expenses (1)	10,605	22,425
Provision for income taxes	85,231	56,161
Share-based compensation	14,516	13,472
Equity earnings in unconsolidated investments, net	(295)	(262)
Impairment of goodwill and other assets	6,944	—
Depreciation	27,967	27,885
Amortization (2)	1,032	956
Adjusted EBITDA	$512,738	$382,212
(1)Shown net of interest income and net losses on foreign currency transactions and includes amortization of deferred financing costs as discussed below.
(2)Excludes amortization of deferred financing costs of $399 for 2020 and $433 for 2019. This non-cash expense is included in Interest and other non-operating expenses, net on the Consolidated Statements of Income.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at 985-892-5521.

Sincerely,

/s/ Mark W. Joslin
Mark W. Joslin
Senior Vice President and Chief Financial Officer